Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (File No. 333-58135, File No. 333-12257, File No. 333-12255, File No. 333-43047, File No. 333-31569, File No. 333-31571, File No. 333-26427, File No. 333-103528 and File No. 333-129615) of Sinclair Broadcast Group, Inc. and subsidiaries of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedule of Sinclair Broadcast Group, Inc. and subsidiaries, and with respect to Sinclair Broadcast Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sinclair Broadcast Group, Inc. and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

March 15, 2006
Baltimore, Maryland